================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                             -----------------------

                                 Blackboard Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                    091935502
                                 (CUSIP Number)

                                 Stacey Seewald
                           Sandler Capital Management
                          711 Fifth Avenue, 15th Floor
                               New York, NY 10022
                                 (212) 754-8100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  May 27, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

091935502                                                           Page 2 of 19


    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Sandler Associates

    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[X]
                                                                          (b)[ ]

    3            SEC USE ONLY


    4            SOURCE OF FUNDS

                          NA

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6            CITIZENSHIP OR PLACE OF ORGANIZATION

                          New York

                                  7        SOLE VOTING POWER

                                           625,722 shares
         NUMBER OF
          SHARES                  8        SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                         -0-
          PERSON
           WITH                   9        SOLE DISPOSITIVE POWER

                                           625,722 shares

                                  10       SHARED DISPOSITIVE POWER

                                           -0-

    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          625,722 shares

    12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES  [ ]

    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          2.37%

    14           TYPE OF REPORTING PERSON

                          PN

091935502                                                           Page 3 of 19


    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Sandler Associates II, LP

    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[X]
                                                                          (b)[ ]

    3            SEC USE ONLY


    4            SOURCE OF FUNDS

                          NA

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6            CITIZENSHIP OR PLACE OF ORGANIZATION

                          New York

                                  7        SOLE VOTING POWER

                                           31,284 shares
          NUMBER OF
           SHARES                 8        SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
          REPORTING                        -0-
            PERSON
             WITH                 9        SOLE DISPOSITIVE POWER

                                           31,284 shares

                                  10       SHARED DISPOSITIVE POWER

                                           -0-

    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          31,284 shares

    12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES

    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.12%

    14           TYPE OF REPORTING PERSON

                          PN

091935502                                                           Page 4 of 19


    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Sandler Offshore Fund, Inc.

    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[X]
                                                                          (b)[ ]

    3            SEC USE ONLY


    4            SOURCE OF FUNDS

                          NA

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6            CITIZENSHIP OR PLACE OF ORGANIZATION

                          British Virgin Islands

                                  7        SOLE VOTING POWER

                                           403,036 shares
          NUMBER OF
           SHARES                 8        SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
          REPORTING                        -0-
            PERSON
             WITH                 9        SOLE DISPOSITIVE POWER

                                           403,036 shares

                                  10       SHARED DISPOSITIVE POWER

                                           -0-

    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          403,036 shares

    12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES  [X]

    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          1.53%

    14           TYPE OF REPORTING PERSON

                          CO

091935502                                                           Page 5 of 19

    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Andrew Sandler

    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[X]
                                                                          (b)[ ]

    3            SEC USE ONLY


    4            SOURCE OF FUNDS

                          NA

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6            CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States

                                  7        SOLE VOTING POWER

                                           -0-
          NUMBER OF
           SHARES                 8        SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
          REPORTING                        1,107,999 shares
           PERSON
            WITH                  9        SOLE DISPOSITIVE POWER

                                           -0-

                                  10       SHARED DISPOSITIVE POWER

                                           1,107,999 shares

    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,107,999 shares

    12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES  [  ]

    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          4.2%

    14           TYPE OF REPORTING PERSON

                          IN

091935502                                                           Page 6 of 19


    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Sandler Capital Management

    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[X]
                                                                          (b)[ ]

    3            SEC USE ONLY


    4            SOURCE OF FUNDS

                          NA

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6            CITIZENSHIP OR PLACE OF ORGANIZATION

                          New York

                                  7        SOLE VOTING POWER

                                           -0-
          NUMBER OF
           SHARES                 8        SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
          REPORTING                        450,993 shares
           PERSON
            WITH                  9        SOLE DISPOSITIVE POWER

                                           -0-

                                  10       SHARED DISPOSITIVE POWER

                                           450,993 shares

    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          450,993 shares

    12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES  [X]

    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          1.71%

    14           TYPE OF REPORTING PERSON

                          PN

091935502                                                           Page 7 of 19


     This Amendment No. 1 to Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Blackboard Inc. (the "Issuer"). This Statement supplementally amends the initial statement on
Schedule 13D, filed on January 27, 2005 (the "Initial Statement"), by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of recent transactions in the Common Stock, the beneficial ownership of each of the Reporting Persons has decreased by more than one percent of the outstanding shares of Common Stock of the Issuer and each of the Reporting Persons is no longer the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.


Item 2.  Identity and Background.

     Item 2 of the Initial Statement is hereby replaced in its entirety with the following:

     This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the following persons (sometimes referred to herein collectively as "Reporting Persons"):

          (i) Sandler Associates, a New York limited partnership ("SA"), by virtue of its beneficial ownership of 625,722 shares of the Common Stock covered by this Statement;

          (ii) Sandler Associates II, LP, a New York limited partnership ("SA II"), by virtue of its beneficial ownership of 31,284 shares of the Common Stock covered by this Statement;

          (iii) Sandler Offshore Fund, Inc., a company formed under the laws of the British Virgin Islands ("SOF"), by virtue of its beneficial ownership of 403,036 shares of the Common Stock covered by this Statement;

          (iv) Andrew Sandler, a U.S. citizen, by virtue of his being the portfolio manager of SA, SA II, SOF and various managed accounts, as a result of which he may be deemed to have beneficial ownership of 1,107,999 shares of Common Stock covered by this Statement; and

          (v) Sandler Capital Management, a registered investment advisor and a New York general partnership ("SCM"), by virtue of its being the investment adviser to SOF and various managed accounts, as a result of which it may be deemed to have beneficial ownership of 450,993 shares of Common Stock covered by this Statement.

     Each Reporting Person is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of each Reporting Person is 711 Fifth Avenue, 15th Floor, New York, NY 10022.

     There are seven general partners of SCM (the "SCM General Partners"). The SCM General Partners are MJDM Corp., ALCR Corp., ARH Corp., TERPSI Corp., SERF Corp., SAM SCM Corp., and DRP SCM Corp., each of which has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. Each SCM General Partner (other than ARH Corp. and ALCR Corp.) is a New York corporation. ARH Corp. and ALCR Corp. are Delaware corporations. The attached Schedule A sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and

091935502                                                           Page 8 of 19


contains the following  information with respect to each such person:  (i) name,
(ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     There are eight general partners of each of SA and SA II (the "SA and SA II General Partners"). The SA and SA II General Partners are Michael Marocco, Andrew Sandler, Douglas Schimmel, Hannah Craven, Harvey Sandler, SAM SA LLC, DRP SA LLC, and The Harvey Sandler Revocable Trust, each of which (other than The Harvey Sandler Revocable Trust) has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The Harvey Sandler Revocable Trust has an address of 17591 Lake Estate Drive, Boca Raton, FL 33496. Each of Michael Marocco, Andrew Sandler, Douglas Schimmel, Hannah Craven and Harvey Sandler is a U.S. citizen. Each of SAM SA LLC and DRP SA LLC are New York limited liability companies. The attached Schedule B sets forth the controlling persons, the executive officers and the directors of each of The Harvey Sandler Revocable Trust, SAM SA LLC and DRP SA LLC, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     None of the Reporting Persons and to the best of each of the Reporting Person's knowledge none of the persons named in Schedule A or Schedule B hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, each of SA, SA II and SOF each own of record 731,400 shares of Common Stock, 37,100 shares of Common Stock, and 509,500 shares of Common Stock, respectively, or 2.37% , 0.12% and 1.53%, respectively, of the Company's issued and outstanding shares of Common Stock.

     By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SOF and various managed accounts, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 450,993 shares of Common Stock or 1.71% of the Company's issued and outstanding shares of Common Stock.

     By virtue of the fact that Andrew Sandler is the portfolio manager of SA, SA II, SOF and various managed accounts and is authorized and empowered to vote and dispose of the securities held by SA, SA II, SOF and various managed accounts, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 1,107,999 shares of Common Stock or 4.2% of the Company's issued and outstanding shares of Common Stock.

     (b) SA has the sole power to direct the vote and the sole power to direct the disposition of the 625,722 shares of Common Stock that may be deemed to be owned beneficially by it. SA II has the sole power to direct the vote and the

091935502                                                           Page 9 of 19

sole power to direct the disposition of the 31,284 shares of Common Stock that may be deemed to be owned beneficially by it. SOF has the sole power to direct the vote and the sole power to direct the disposition of the 403,036 shares of Common Stock that may be deemed to be owned beneficially by it. SCM has the shared power to direct the vote and the shared power to direct the disposition of the 450,993 shares of Common Stock that may be deemed to be owned beneficially by it. Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 1,107,999 shares of Common Stock that may be deemed to be owned beneficially by him.

     (c) Except for the transactions listed on Schedule C hereto, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

     (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on May 26, 2005.


Item 7.  Materials to be Filed as Exhibits.

                 Exhibit 7.01:        Joint Filing Agreement

091935502                                                          Page 10 of 19
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 1, 2005.

                                         SANDLER CAPITAL MANAGEMENT
                                         By:  MJDM Corp., a general partner

                                         By:    /s/ Moira Mitchell
                                         ---------------------------------------
                                         Name:  Moira Mitchell
                                         Title: President


                                         SANDLER ASSOCIATES

                                         By:    /s/ Andrew Sandler
                                         ---------------------------------------
                                         Name:  Andrew Sandler
                                         Title: General Partner


                                         SANDLER ASSOCIATES II, L.P.

                                         By:    /s/ Andrew Sandler
                                         ---------------------------------------
                                         Name:  Andrew Sandler
                                         Title: General Partner


                                         SANDLER OFFSHORE FUND, INC.

                                         By:     /s/ Steven Warshavsky
                                         ---------------------------------------
                                         Name:   Steven Warshavsky
                                         Title:  Director



                                         By:    /s/ Andrew Sandler
                                         ---------------------------------------
                                         Name:  Andrew Sandler

091935502                                                          Page 11 of 19

                                  EXHIBIT 7.01

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Blackboard Inc. and that this Agreement be included as an Exhibit to such statement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of June 1, 2005.

                                         SANDLER CAPITAL MANAGEMENT

                                         By: MJDM Corp., a general partner

                                         By:    /s/ Moira Mitchell
                                         ---------------------------------------
                                         Name:  Moira Mitchell
                                         Title: President


                                         SANDLER ASSOCIATES

                                         By:    /s/ Andrew Sandler
                                         ---------------------------------------
                                         Name:  Andrew Sandler
                                         Title: General Partner


                                         SANDLER ASSOCIATES II, L.P.

                                         By:    /s/ Andrew Sandler
                                         ---------------------------------------
                                         Name:  Andrew Sandler
                                         Title: General Partner


                                         SANDLER OFFSHORE FUND, INC.

                                         By:    Steven Warshavsky
                                         ---------------------------------------
                                         Name:  Steven Warshavsky
                                         Title: Director



                                         By:    /s/ Andrew Sandler
                                         ---------------------------------------
                                         Name:  Andrew Sandler

091935502                                                          Page 12 of 19

                                   SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.


                                   MJDM CORP.
                                   ----------

            Michael Marocco, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


               Kathy Rose, Vice President, Treasurer and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590

091935502                                                          Page 13 of 19

                                   ALCR CORP.
                                   ----------

             Andrew Sandler, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                     Ellen O'Keefe, Treasurer and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                             Ricky Sandler, Director
                                  United States
                                   Investments
                             Eminence Partners LLC,
                              Investment Management
                                 20 Park Avenue
                                   Suite 3300
                            New York, New York 10166


                                    ARH CORP.
                                    ---------


           Harvey Sandler, Majority Shareholder and Controlling Person
                                  United States
                                     Founder
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

091935502                                                          Page 14 of 19

                          Jeffrey M. Levine, President
                                  United States
                             Chief Financial Officer
                              Sandler Enterprises,
                               Investment Services
                              1555 North Park Drive
                                    Suite 101
                              Weston, Florida 33329


                     Moira Mitchell, Treasurer and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                             Ricky Sandler, Director
                                  United States
                                   Investments
                             Eminence Partners LLC,
                              Investment Management
                                 20 Park Avenue
                                   Suite 3300
                            New York, New York 10166


                                   SERF CORP.
                                   ----------


            Douglas Schimmel, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

091935502                                                          Page 15 of 19


                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590


                                  TERPSI CORP.
                                  ------------

             Hannah Craven, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

091935502                                                          Page 16 of 19


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590


                                  DRP SCM CORP.
                                  -------------


              David Powers, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590

091935502                                                          Page 17 of 19

                                  SAM SCM CORP.
                                  -------------

            Samantha McCuen, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590

091935502                                                          Page 18 of 19

                                   SCHEDULE B

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SA and SA II General Partners which are not individuals, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.


                       THE HARVEY SANDLER REVOCABLE TRUST
               Harvey Sandler, Sole Trustee and Controlling Person
                                  United States
                                     Founder
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

                                   DRP SA LLC

          David Powers, Sole Member and Manager and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                                   SAM SA LLC

         Samantha McCuen, Sole Member and Manager and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

091935502                                                          Page 19 of 19

                                   SCHEDULE C



For the Account of                 Date of          Nature of Transaction      Number of        Price per Share
                                   Transaction      (open market purchase      Securities
                                                    or open market sale)

Managed Account                    5/26/05          open market sale            1,900           19.5000
Managed Account                    5/26/05          open market sale            2,800           19.5000
Managed Account                    5/26/05          open market sale            1,700           19.5000
Sandler Associates                 5/26/05          open market sale           81,900           19.5000
Sandler Associates II, LP          5/26/05          open market sale            4,000           19.5000
Sandler Offshore Fund, Inc.        5/26/05          open market sale           52,700           19.5000
Managed Account                    5/27/05          open market sale            1,600           19.7890
Managed Account                    5/27/05          open market sale            2,200           19.7890
Managed Account                    5/27/05          open market sale            1,400           19.7890
Sandler Associates                 5/27/05          open market sale           68,680           19.7890
Sandler Associates II, LP          5/27/05          open market sale            3,500           19.7890
Sandler Offshore Fund, Inc.        5/27/05          open market sale           44,300           19.7890
Managed Account                    5/28/05          open market sale              400           18.9502
Managed Account                    5/28/05          open market sale              700           18.9502
Managed Account                    5/28/05          open market sale              500           18.9502
Sandler Associates                 5/28/05          open market sale           22,600           18.9502
Sandler Associates II, LP          5/28/05          open market sale            1,200           18.9502
Sandler Offshore Fund, Inc.        5/28/05          open market sale           14,600           18.9502
